

April 18, 2014

Via U.S. Mail
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada L3R 5B4

> **Re:** **Kallo Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 17, 2014**
> **File No. 0-53183**

Dear Mr. Cecil:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 20

1. We note that you presented unaudited annual financial statements for the fiscal years ended December 31, 2012 and 2013 and for the period December 12, 2006 (inception) to December 31, 2013. Rule 8-02 of Regulation S-X requires smaller reporting companies to file an audited balance sheet as of the end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. Therefore, you should have a firm that is registered with the PCAOB audit your financial statements for the fiscal years ended December 31, 2012 and 2013 and for the period December 12, 2006 (inception) to December 31, 2013 and amend the filing again once the financial statements are audited by a registered firm. Please tell us when you plan to amend the filing and how you intend to address the audit requirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief